Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports
Record Quarterly Earnings

Record net income of $3.7 million, representing 56 percent growth year-over-year

Revenues of $19.6 million, representing 16 percent growth year-over-year

CHICAGO and TEL AVIV, ISRAEL, October 27, 2005 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), the worldwide leader in Software Digital Rights Management (DRM) and USB-based authentication solutions, and a leading innovator in enterprise secure content management (Enterprise Security), today announced financial results for the third quarter of fiscal year 2005 ended September 30, 2005.

Revenues for the third quarter of 2005 increased 16.1 percent to $19.6 million from $16.9 million for the same period in 2004. Aladdin’s core operating segments, Software DRM and Enterprise Security, continued to experience double digit year-over-year revenue growth rates. Software DRM revenues for the third quarter increased 16.7 percent to $14.0 million from $12.0 million in the same period in 2004. Enterprise Security revenues for the third quarter of 2005 increased 14.5 percent to $5.6 million from $4.9 million in the same period in 2004. Revenues for the first nine months of 2005 were $60.0 million, an increase of 19.3 percent from the $50.3 million recorded over the same period in 2004.

Net income for the third quarter of 2005 was $3.7 million, or $0.25 per basic share and $0.24 per diluted share. Net income for the third quarter of 2004 was $2.3 million or $0.20 per basic and $0.18 per diluted share. For the first nine months of 2005, net income was $8.5 million or $0.62 per basic share and $0.59 per diluted share, as compared with net income of $6.2 million or $0.52 per basic and $0.48 per diluted share for the first nine months of 2004.

Cash, cash equivalents and marketable securities totaled $73.4 million at September 30, 2005, up $47.5 million from $25.9 million reported at December 31, 2004, with no outstanding debt. The increase includes the receipt of $38.8 million in net proceeds, following the successful completion of the Company’s offering of ordinary shares which closed on March 30, 2005.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, stated, “Our performance in the third quarter was highlighted by robust operating margins, record quarterly net income and strong cash flow from operations as we to continue to leverage our strategic positioning in the growing end markets for our Software DRM and Enterprise Security solutions. Through our ongoing focus on operating efficiency, Aladdin remains well-positioned to continue delivering solid results for its shareholders.”

Financial and Operating Highlights

—	Revenues increase 16.1 percent year-over-year to $19.6 million.

—	Gross profit totals $15.6 million, or 79.4% of revenue.

—	Net income increases 55.9 percent year-over-year to a record $3.7 million.

—	Cash flow from operations totals $4.2 million in third quarter.

Product Highlights

—	Software Security (DRM)

š	Aladdin HASP® HL added support for the protection and licensing of native Windows x64 applications.

š	Aladdin HASP® HL software protection and licensing solution launched as the first anti-piracy offering to support Apple’s® move to Intel®-based CPUs.

š	HASP® HL was named the “markedly superior” hardware-based protection solution in a head-to-head comparative analysis conducted by AppLabs, a leader in performance analysis.

š	Vision Numeric, the world’s largest Artistic CAD/CAM software supplier selected HASP® HL to protect its vast array of products against piracy.

—	eToken™ User Authentication Solution

š	Aladdin announced a partnership with PGP Corporation, a global leader in enterprise data security and encryption solutions, to minimize the vulnerability of proprietary information stored on laptop computers. Users of PGP Destktop Professional product will be able to store their PGP keys on an Aladdin eToken.

—	eSafe ® Integrated Proactive Content Security System

š	Aladdin eSafe 5 was named “hot pick” information security product by Information Security Magazine.

š	eSafe content security response team survey of the top 2,000 known spyware threats found that 15 percent are specifically designed for identity theft.

š	eSafe received Checkmark Spyware certification through West Coast Labs, a leading independent testing company.

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook

Aladdin continues to provide a business outlook on a quarterly basis. The Company undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin’s management believes revenues for the fourth quarter of fiscal 2005 will be in the range of $20.7 million to $22.8 million and diluted earnings per share are expected to be in the range of $0.24 to $0.26. By comparison, the Company reported $18.8 million in revenue and basic and diluted earnings per share of $0.21 and $0.20, respectively, in the fourth quarter of 2004.

Earnings Teleconference

The Company will hold a teleconference today, October 27, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 11:00 a.m. EDT on October 27 through 11:59 p.m. on November 4 by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 1358521. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems

Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam, viruses and spyware. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to protect their intellectual property and increase revenues by reducing losses from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Consolidated Statement of Income
(U.S. dollars, in thousands – except for per-share amount)

	Three month period ended September 30		Nine month period ended September 30
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)

Revenues:
Software Security (DRM)	14,012	12,004	42,478	37,127
Enterprise Security	5,616	4,904	17,544	13,177
Total Revenues	19,628	16,908	60,022	50,304

Cost of revenues	4,040	3,249	12,109	9,893
Gross profit	15,588	13,659	47,913	40,411

Research & development	2,976	2,711	8,756	8,947
Selling & marketing	6,254	6,086	19,982	17,637
General & administrative	2,698	2,151	8,375	6,732
One time lawsuit charge	-	-	2,000	-

Total operating expenses	11,928	10,948	39,113	33,316

Operating income	3,660	2,711	8,800	7,095
Financial income (expenses), net	450	(42)	533	(211)
Other income (expenses), net	9	4	17	(36)

Income before taxes	4,119	2,673	9,350	6,848

Taxes on income	468	331	875	685

Net Income	3,651	2,342	8,475	6,163

Basic earnings per share	0.25	0.20	0.62	0.52
Diluted earnings per share	0.24	0.18	0.59	0.48

Weighted average number of shares
outstanding for Basic EPS	14,391	12,000	13,722	11,845

Weighted average number of shares
outstanding for Diluted EPS	15,044	12,954	14,437	12,946

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)

	September 30,	December 31,
	2005	2004
	(Unaudited)

Assets

Current assets:
Cash & cash equivalents	23,814	17,313
Marketable securities	49,634	8,598
Trade receivables, net of allowance for doubtful accounts	12,372	12,637
Other accounts receivable	4,667	4,319
Inventories	7,531	5,788

Total current assets	98,018	48,655

Severance pay fund	2,444	2,357

Property and equipment, net	2,973	2,234

Other long-term assets, net	17,603	17,648

Total Assets	121,038	70,894

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	4,464	3,546
Deferred revenues	5,097	4,793
Other current liabilities	7,560	5,989

Total current liabilities	17,121	14,328

Accrued severance pay	3,215	3,129

Shareholders' Equity	100,702	53,437

Total Liabilities and Shareholders' Equity	121,038	70,894

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statement of Cash Flows
(U.S. dollars, in thousands)

	Three month period ended September 30, 2005	Nine month period ended September 30, 2005
	(Unaudited)	(Unaudited)

Cash flow from operating activities:

Net income	3,651	8,475
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	462	1,393
Increase in trade and other receivables, net	(717)	(361)
Increase in inventory	(813)	(1,802)
Increase in trade payables and accrued liabilities	2,108	2,729
Other adjustments	(484)	207
Net cash provided by operating activities	4,207	10,641

Cash flow from investing activities:

Purchase of property and equipment	(436)	(1,752)
Investment in available-for-sale marketable securities, net	(15,918)	(41,264)
Investment in other companies	(426)	(850)
Proceeds from return on investment in other companies	-	910
Net cash used in investing activities	(16,780)	(42,956)

Cash flow from financing activities:

Proceeds from issuance of shares, net	-	38,778
Proceeds from exercise of options	119	244
Net cash provided by financing activities	119	39,022

Effect of exchange rate on cash and cash equivalents	118	(206)

Increase (decrease) in cash and cash equivalents	(12,336)	6,501

Cash and cash equivalents at the beginning of the period	36,150	17,313

Cash and cash equivalents at the end of the period	23,814	23,814